Exhibit 22.01

Subsidiary Issuer of Guaranteed Securities

As of December 31, 2020, Valero Valero Energy Corporation (Parent Guarantor) was the sole guarantor of the following unsecured notes issued by Valero Energy Partners LP (Subsidiary Issuer), a Delaware limited partnership and an indirect wholly owned subsidiary of Parent Guarantor:

•$500 million of 4.375 percent Senior Notes due December 15, 2026; and

•$500 million of 4.5 percent Senior Notes due March 15, 2028.